AA 3-22-2005

SECURI 05039945 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40985

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CNBS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7200 West 132nd Street, Suite 240
(No. and Street)

Overland Park | Kansas | 66213
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas P. Richardson (913) 402-2631
(Area Code - Telephone Number)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

4801 Main St, Suite 400 | Kansas City | Missouri | 64112
(Address) | (City) | (State) | (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH. D.C. 202 SECTION

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

AA 3/22/05

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/05

OATH OR AFFIRMATION

I, Douglas P. Richardson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CNBS, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

CINDY A. MEAD
Notary Public – State of Kansas
My Appt. Expires 11-01-06

Douglas P. Richardson
Signature

SENIOR VICE PRESIDENT
Title

Cindy A. Mead
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
CNBS, LLC
Overland Park, Kansas

We have audited the accompanying statement of financial condition of CNBS, LLC (formerly CNBS, Inc.) as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CNBS, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Kansas City, Missouri
January 24, 2005

CNBS, LLC

Statement of Financial Condition
December 31, 2004

Assets		
Cash and cash equivalents	$	1,395,275
Receivables		
Clients		36,220
Accrued interest and other		816
Broker-dealers		35,545
Total receivables		72,581
Deferred compensation plan trust, at market value		336,838
Securities owned, at market value		623,502
Fixed assets, at cost, net of accumulated depreciation (Note 3)		364,776
Other assets		150,271
Total assets	$	2,943,243
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$	254,816
Deferred compensation plan (Note 4)		259,406
Total liabilities		514,222
Members' equity		2,429,021
Total liabilities and members' equity	$	2,943,243

See Notes to Financial Statements.

Note 1. Nature of Operations

CNBS, LLC ("the Company") is registered with the U.S. Securities and Exchange Commission (SEC) as a securities broker-dealer and investment adviser. The Company is a member of the National Association of Securities Dealers (NASD) and the Municipal Securities Rulemaking Board (MSRB). The Company provides fixed income securities transaction and investment advisory services to domestic financial and other institutional investors. In April 2004, the Company changed its name from CNBS, Inc.

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the requirement to make the reserve computations under the rule.

Note 2. Summary of Significant Accounting Policies

Security transactions: Securities transactions are recorded on a settlement date basis, generally within three business days after trade date, with related transaction revenue recorded on a settlement date basis, which approximates trade date. In certain cases, a broker-dealer or client will fail to deliver securities to the Company and, as a result, the Company will fail to deliver securities to the counterparty to the transaction. The Company promptly forwards securities upon receipt and will settle cash when the security is delivered. The failed security transactions are recorded as receivables from and payables to broker-dealers and clients on the Statement of Financial Condition.

Securities owned are valued at market. Realized and unrealized gains and losses are included in income. Securities owned as of December 31, 2004 consisted of equity mutual funds.

Fixed assets: Fixed assets are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to five years.

Income taxes: The Company is a limited liability company whereby income/loss passes through to the members and is taxed at their respective rates.

Use of estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents: The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2004, cash equivalents consisted of a money market savings account. At December 31, 2004, the Company's cash accounts exceeded federally insured limits by approximately $1,195,275.

Accounts receivable: Accounts receivable are stated at the amounts billed to clients and are ordinarily due when invoiced. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the client.

Note 3. Fixed Assets

The major categories of fixed assets and accumulated depreciation at December 31, 2004 are summarized as follows:

Computer hardware and software	$ 762,795
Furniture and equipment	218,638
Total fixed assets	981,433
Less accumulated depreciation	(616,657)
Fixed assets, net	$ 364,776

Note 4. Deferred Compensation Plan

The Company has a deferred compensation agreement with its President that provides for annual payments beginning in 2012 for ten years. The Company accrues the present value of the total estimated deferred compensation using the straight-line method over the remaining years to the full eligibility date.

The Company has established a trust for the purpose of funding future obligations under the deferred compensation agreement. The trust as of December 31, 2004 consisted primarily of mutual funds and is valued at market value. Realized and unrealized gains and losses are included in income. These funds are to be used exclusively for the purpose of the deferred compensation agreement, subject to claims of general creditors in the event of insolvency. No additional contributions were made to the trust by the Company during the year ended December 31, 2004.

Note 5. Net Capital Requirements

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $100,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2004, the Company had net capital, as defined, of $1,705,981, which exceeded the minimum requirement of $100,000 as of December 31, 2004 by $1,605,981. Also, as defined by Rule 15c3-1, the ratio of aggregate indebtedness to net capital for the Company may not exceed fifteen to one. As of December 31, 2004, the ratio of aggregate indebtedness to net capital for the Company was 0.15 to one.

Note 6. Credit Risk

In the normal course of business, the Company's actions involve the execution and settlement of securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of December 31, 2004 is not expected to have a material adverse effect on the financial condition of the Company.

As a securities broker-dealer, the Company is engaged in various securities trading activities. Exposure of the Company to credit risk associated with the non-performance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair a counterparty's ability to satisfy its obligations to the Company.

Note 7. Commitments

As a source of liquidity, the Company has entered into an arrangement with an independent financial institution whereby the institution will extend credit to the Company in an amount up to $20 million. All advances under this agreement shall be secured by assets controlled by the Company, bear a rate of interest as determined by the lender and, unless otherwise requested by the Company, be for a period of one day. As of December 31, 2004, there were no amounts outstanding under this facility. During 2004, the Company accessed the line of credit for a total of 94 days at an average balance of approximately $1,838,000.

As an additional source of liquidity, the Company has entered into a Master Repurchase Agreement with the same financial institution whereby the Company may sell securities to the financial institution under an agreement to repurchase substantially the same securities at a later date. As of December 31, 2004, no amounts were outstanding under this facility. During 2004, the Company did not conduct any transactions under this agreement.

Note 8. Subsequent Event

The Company completed a private placement offering as of January 3, 2005. As a result, additional capital received was approximately $2,129,000.